Aurasen, Inc.
(D/B/A Doppler Labs)

Financial Statements

December 31, 2024 and 2023



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

AURASEN, INC.
(D/B/A DOPPLER LABS)

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders
Aurasen, Inc.
D/B/A Doppler Labs
Las Vegas, Nevada

We have reviewed the accompanying financial statements of Aurasen, Inc. d/b/a Doppler Labs (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Certified Public Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Going Concern

The accompanying financial statements have been prepared assuming that Aurasen, Inc. d/b/a Doppler Labs will continue as a going concern. As discussed in Note 1 to the financial statements, Aurasen, Inc. d/b/a Doppler Labs is pre-revenue and dependent on debt and equity raises to fund operations. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to that matter.

June 10, 2025
Glen Allen, Virginia

AURASEN, INC.
(D/B/A DOPPLER LABS)

Balance Sheets
December 31, 2024 and 2023

Assets		2024		2023
Current assets:				
Cash	$	3,239	$	5,652
Total assets	$	3,239	$	5,652

Liabilities and Stockholders' Deficit				
Current liabilities:				
Advances - related party	$	259,745	$	222,135
Total liabilities		259,745		222,135
Stockholders' deficit:				
Common stock $0.0001 par value, 1,000,000 shares authorized, 556,000 shares issued and outstanding at December 31, 2024 and 2023		56		56
Additional paid-in capital		55,056		55,056
Accumulated deficit		(311,618)		(271,595)
Total stockholders' deficit		(256,506)		(216,483)
Total liabilities and stockholders' deficit	$	3,239	$	5,652

See independent accountant's review report and accompanying notes to financial statements.

AURASEN, INC.
(D/B/A DOPPLER LABS)

Statements of Operations
Years Ended December 31, 2024 and 2023

	2024	2023
Revenue	$ -	$ -
Operating expenses	40,023	79,135
Net loss	$ (40,023)	$ (79,135)

See independent accountant's review report and accompanying notes to financial statements.

AURASEN, INC.
(D/B/A DOPPLER LABS)

Statements of Changes in Stockholders' Deficit
Years Ended December 31, 2024 and 2023

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2023	$ 50	$ 50,062	$ (192,460)	$ (142,348)
Issuance of common stock	6	4,994	-	5,000
Net loss	-	-	(79,135)	(79,135)
Balance, December 31, 2023	56	55,056	(271,595)	(216,483)
Net loss	-	-	(40,023)	(40,023)
Balance, December 31, 2024	$ 56	$ 55,056	$ (311,618)	$ (256,506)

See independent accountant's review report and accompanying notes to financial statements.

AURASEN, INC.
(D/B/A DOPPLER LABS)

Statements of Cash Flows
Years Ended December 31, 2024 and 2023

	2024	2023
Cash flows used in operating activities:		
Net loss	$ (40,023)	$ (79,135)
Cash flows from financing activities:		
Proceeds from advances - related party	37,610	78,927
Proceeds from issuance of common stock	-	5,000
Net cash provided by financing activities	37,610	83,927
Net change in cash	(2,413)	4,792
Cash, beginning of year	5,652	860
Cash, end of year	$ 3,239	$ 5,652

See independent accountant's review report and accompanying notes to financial statements.

AURASEN, INC.
(D/B/A DOPPLER LABS)

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: Aurasen, Inc. d/b/a Doppler Labs (the "Company") is a medical technology corporation focused on the hearing aid market. Founded in 2019, the Company has developed a patented means of automating hearing aid programming, dramatically reducing the cost and complexity associated with hearing aids. The Company is seeking to commercialize its development and begin direct-to-consumer sales.

Going Concern: The Company is pre-revenue and is dependent on debt and equity raises to fund operations. In the event the Company could not obtain this funding, the Company would have difficulty in continuing to operate. While there has been no indication that the Company will not continue to obtain this funding, there can be no certainty that this event would not occur. These conditions give rise to material uncertainty that may cast substantial doubt as to the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in one financial institution with balances that can periodically exceed federally insured limits.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $0 for 2024 and $7,000 for 2023.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

1.   Summary of Significant Accounting Policies, Continued:

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through June 10, 2025, the date the financial statements were available to be issued and has determined that there are no subsequent events to be reported in the accompanying financial statements.

2.   Advances – Related Party:

The Company has advances from a stockholder of the Company that are used to fund operating expenses as the Company was pre-revenue in 2024 and 2023. The advances do not bear interest and are payable at 10% of the monthly profits of the Company until all advances are paid in full. The outstanding balance on the advances was $259,745 at December 31, 2024 and $222,135 at December 31, 2023.

3.   Stockholders' Deficit:

Pursuant to the Company's articles of incorporation, the Company is authorized to issue 1,000,000 shares of common stock at $0.0001 par value per share. Each holder of common stock is entitled to one vote. The Company had 556,000 shares of common stock issued and outstanding at December 31, 2024 and 2023.

4.   Income Taxes:

The Company has federal and state net operating loss carry forwards of approximately $300,000 at December 31, 2024 available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.